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Dec. 10, 2009

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE: RIVERSOURCE EQUITY SERIES, INC.
       RiverSource Mid Cap Growth Fund
    Post-Effective Amendment No. 106
    File Nos. 002-13188/ 811-00772
    Accession Number: 0000950123-09-050534

Dear Ms. Mengiste:

This letter responds to your comments received by telephone on Nov. 30, 2009 for the above-referenced fund filed on Oct. 15, 2009.

COMMENT 1:    Delete the paragraph that discusses sales charge discounts on the front cover of the prospectus.

RESPONSE:     The front cover of the prospectus will be so revised.

COMMENT 2:    In the statement of the Fund's objective, pursuant to Item 2, delete the sentence that states "Because any investment involves risk, there is no assurance this objective can be achieved."

RESPONSE:     The disclosure will be so revised.

COMMENT 3A:   Revise the "Shareholder Fees" table to delete footnote "(a)" , which provides that a 1% contingent deferred sales charge (CDSC) may be assessed on Class A shares purchased without an initial sales charge and sold within 18 months after purchase, appearing under the "Class A" column in the line captioned "Maximum Deferred
              Sales Charge".

RESPONSE:     Pursuant to your direction, footnote "(a)" as described above will be deleted.

COMMENT 3B:   Supplementally explain the basis for footnote "(b)" to the Annual
              Fund Operating Expenses table.

RESPONSE:     Footnote "(b)" is an optional footnote that will apply when the expense ratios have been adjusted to reflect current fees pursuant to Instruction 3(d)(ii)(B) to Item 3. Footnote "(b)" will become footnote "(a)" after the prospectus is revised.

COMMENT 3C:   Revise the "Annual Fund Operating Expenses" table to delete footnote "(c)" to the line captioned "Management Fees" which reads as follows: "Includes the impact of a performance incentive adjustment."

RESPONSE:     Pursuant to your direction, footnote "(c)"and the reference thereto will be deleted.

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COMMENT 3D:   Revise footnote "(d)" to the Annual Fund Operating Expenses table to indicate whether the Fund's board of directors has the sole authority to terminate the contractual expense reimbursement or fee waiver arrangement sooner than its stated termination date.

RESPONSE:     Footnote "(d)" will be revised to state that the authority to sooner terminate the expense reimbursement or fee waiver arrangement is "at the sole discretion of the Fund's Board."
              Footnote "(d)" will become footnote "(b)" after the prospectus is revised.

COMMENT 4:    Pursuant to Instruction 3(f)(i) to Item 3, in the Annual Fund
              Operating Expenses table, move the line captioned "Acquired fund fees and expenses" so it appears directly above the line captioned
              "Total annual fund operating expenses."

RESPONSE:     The Annual Fund Operating Expenses table will be so revised.

              In order for the investor to understand the calculation of the amounts shown in the fee table after the "Acquired fund fees and expenses" line is moved, footnote "(b)" (previously footnote "(d)") will be revised to describe the method of calculating the expense reimbursement or fee waiver arrangement and to include the amount of any performance incentive adjustment and any fee waiver/expense reimbursement caps. Please see Appendix A for the revised footnote language.

COMMENT 5:    Confirm that the amounts shown in the Example of fund expenses table reflect any expense reimbursement or fee waiver arrangement only for the period(s) for which such arrangement is expected to continue.

RESPONSE:     So confirmed.

COMMENT 6:    Confirm that the portfolio turnover rate will be disclosed pursuant to Instruction 5 to Item 3.

RESPONSE:     So confirmed.

COMMENT 7:    Please include the market capitalization range, at a recent date, of the companies that the Fund intends to invest in for purposes of its 80% policy in the Principal Investment Strategies of the Fund that are disclosed pursuant to Item 4(a) and Item 9(b).

RESPONSE:     The disclosure will be so revised.

COMMENT 8:    The Principal Investment Strategies of the Fund include disclosure that the Fund can invest in any economic sector and, at times, it may emphasize one or more particular sectors. Revise the Sector
              Risk disclosure in the Principal Risks of Investing in the Fund, pursuant to Item 4(b) and Item 9(c), to include disclosure of the unique risks associated with investing in the particular sector or sectors that the Fund emphasizes.

RESPONSE:     As the Fund does not intend to consistently emphasize any
              particular sector or sectors, the Principal Investment Strategies of the Fund will be revised to delete the sentence that refers to investment in economic sectors.

COMMENT 9:    Revise the Issuer Risk disclosure to omit discussion of bonds or explain why such disclosure is appropriate for the Fund given its strategy to invest primarily in equity securities.

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RESPONSE:     The Issuer Risk disclosure will be revised to omit discussion of bonds.

COMMENT 10:   Under the caption Past Performance, limit the explanation of how the bar chart and table illustrate the variability of the Fund's returns to that prescribed by Item 4(b)(2)(i).

RESPONSE:     Pursuant to your direction, the disclosure will be so revised.
              Please see Exhibit B for the revised disclosure.

COMMENT 11:   Limit the disclosure following the bar chart to that prescribed by
              Item 4(b)(2)(ii).

RESPONSE:     Pursuant to your direction, the disclosure will be revised so as to include only the highest and lowest return for a calendar quarter during the period of the bar chart and the year-to-date return because the Fund's fiscal year is other than a calendar year.

COMMENT 12:   Please revise the column headings in the Average Annual Total
              Returns table to include the class inception date and delete the footnotes to the table.

RESPONSE:     The Average Annual Total Returns table will be so revised.

COMMENT 13:   Please revise the disclosure following the Average Annual Total
              Returns table to delete the description of the Russell Midcap
              Growth Index (the Fund's broad measure of market performance).

RESPONSE:     The disclosure will be so revised.

COMMENT 14:   Please revise the paragraph that follows the Average Annual
              Returns table that discusses new classes for which performance is not shown in the table. The disclosure in the paragraph must be limited to the explanation of why the performance for such classes is not shown.

RESPONSE:     Pursuant to your direction, the disclosure will be so revised.

COMMENT 15:   Please clarify the length of service for the portfolio managers shown under the caption Fund Management.

RESPONSE:     The disclosure will be revised to clarify that the portfolio managers have managed the fund since the date shown.

COMMENT 16:   Please revise the heading "Additional Investments" that appears under the caption Buying and Selling Shares to "Subsequent
              Investments."

RESPONSE:     The disclosure will be so revised.

COMMENT 17:   Please revise the second paragraph following the subcaption
              "Exchanging or Selling Shares" to omit the sentence containing the cross-reference to "Exchanging or Selling Shares section on page
              S.20 of [the] prospectus for more information."

RESPONSE:     The disclosure will be so revised.

COMMENT 18:   Please supplementally explain whether the Fund intends to invest exclusively in securities of companies that comprise the Russell
              Midcap Growth Index.

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RESPONSE:     The Fund is not an index fund and may invest in securities of companies other than those that comprise the Russell Midcap Growth Index.

COMMENT 19:   Please confirm that the service section of the prospectus, which contains page numbers with an "S" prefix, is not a document separate from the prospectus.

RESPONSE:     So confirmed.

In connection with the Amendment listed above, the Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (612) 671-4321 or Andrew Kirn at (612) 678-9052.


Sincerely,


/s/ Christopher O. Petersen
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Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.

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APPENDIX A

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until January 29, 2011, unless sooner terminated at the sole discretion of the Fund's Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses [(excluding fees and expenses of acquired funds)], before giving effect to any performance incentive adjustment (that [increased/decreased] the management fee by __% for the most recent fiscal year), will not exceed __% for Class A, __% for Class B, __% for Class C, __% for Class I, __% for Class R2, __% for Class R3, __% for Class R4 and
     __% for Class R5.

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APPENDIX B

PAST PERFORMANCE

The following bar chart and table provide some illustration of the risks of investing in the Fund by showing, respectively:

- how the Fund's Class A share performance has varied for each full calendar year shown on the bar chart; and

- how the Fund's average annual total returns compare to recognized measures of market performance shown on the table. The inception date for Class R2, Class R3 and Class R5 is on or about March 15, 2010 and therefore performance information for these classes is not shown.

How the Fund has performed in the past (before and after taxes) does not indicate how the Fund will perform in the future. Updated performance information is available at performance.riversource.com for RiverSource and Threadneedle funds, at seligman.com/fund/list for Seligman funds, and for all funds in the RiverSource Family of Funds by calling, without charge, 1(800) 221-2450.

Class A share information is shown in the bar chart; the sales charge for Class A shares is not reflected in the bar chart. If the sales charge was reflected, returns would be less than those shown.

After-tax returns are shown only for Class A shares. After-tax returns for the other classes will vary. After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns will depend on your tax situation and most likely will differ from the returns shown in the table. If you hold your shares in a tax-deferred account, such as a 401(k) plan or an IRA, the after-tax returns do not apply to you since you will not incur taxes until you begin to withdraw from your account.